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Christopher A. Kitchen To Call Writer Directly: (212) 446-4988 christopher.kitchen@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-6460

November 8, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       John Krug

Re:          Radiation Therapy Services, Inc.

Registration Statement on Form S-4

File No. 333-176659

Ladies and Gentlemen:

On behalf of Radiation Therapy Services, Inc. (the “Issuer”) and 21st Century Oncology of Alabama, LLC, Arizona Radiation Therapy Management Services, Inc., Aurora Technology Development, LLC, California Radiation Therapy Management Services, Inc., Radiation Therapy Services Holdings, Inc., 21st Century Oncology of Jacksonville, LLC, Devoto Construction of Southwest Florida, Inc., Radiation Therapy Services International, Inc., 21st Century Oncology Management Services, Inc., Jacksonville Radiation Therapy Services, LLC, Financial Services of Southwest Florida, LLC, 21st Century Oncology, LLC, Derm-Rad Investment Company, LLC, Radiation Therapy School for Radiation Therapy Technology, Inc., 21st Century Oncology of Kentucky, LLC, 21st Century Oncology of Harford County Maryland, LLC, Berlin Radiation Therapy Treatment Center, LLC, 21st Century Oncology of Prince Georges County, Maryland, LLC, Maryland Radiation Therapy Management Services, LLC, New England Radiation Therapy Management Services, Inc., American Consolidated Technologies, LLC, Michigan Radiation Therapy Management Services, Inc., Phoenix Management Company, LLC, Nevada Radiation Therapy Management Services, Incorporated, 21st Century Oncology of New Jersey, Inc., New York Radiation Therapy Management Services, LLC, North Carolina Radiation Therapy Management Services, LLC, Carolina Radiation and Cancer Treatment Center, LLC, 21st Century Oncology of Pennsylvania, Inc.,

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Gettysburg Radiation, LLC, 21st Century Oncology of South Carolina, LLC, Carolina Regional Cancer Center, LLC, Atlantic Urology Clinics, LLC, West Virginia Radiation Therapy Services, Inc. and 21st Century Oncology Services, Inc. (the “Guarantors,” and together with the “Issuer,” the “Registrants”), please find enclosed a copy of Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-176659) of the Registrants (“Amendment No. 1”).

Amendment No. 1 is being filed solely to add an additional registrant and certain exhibits related thereto.

If you have any further questions or comments or desire further information in respect of Amendment No. 1, please do not hesitate to contact Joshua Korff or Christopher Kitchen of Kirkland & Ellis LLP, special counsel to the Registrant, at (212) 446-4943 or (212) 446-4988, respectively.

Sincerely,

/s/ Christopher A. Kitchen

Christopher A. Kitchen